EXHIBIT 8.1

LIST OF SUBSIDIARIES OF GOL LINHAS AÉREAS INTELIGENTES S.A.

Name	Jurisdiction of Incorporation
VRG Linhas Aéreas S.A.	Brazil
Webjet Linhas Aéreas S.A.	Brazil
Smiles S.A.	Brazil
Gol Finance, Inc.	Cayman Islands
GAC Inc.	Cayman Islands
Gol Dominicana Lineas Aereas Sas.	Dominican Republic
Gol LuxCo S.A.	Grand Duchy of Luxembourg